INVEST IN **AMAI**

Patent-pending, single-use alternative: edible, compostable cups



Join us
in
taking a bite
out of
climate change!
"YES, YOU CAN EAT YOUR CUP!"
The New York Times
The NY Times lists edible cups as a top food trend for 2022
Amai

amai.earth Carlsbad CA

Female Founder | B2B | Food & Beverage | Sustainability

LEAD INVESTOR



Dan Welch General Manager

Amai is a company with exceptional leadership and a brilliant product idea. Their edible Z-cup is fun, practical and a meaningful alternative to plastic waste. There are billions disposable plastic cups sold each year so the market potential for Amai's Z Cup is substantial. Additionally, Amai's solution doesn't produce plastic waste. My own teenage kids love the Amai cups too - my personal market research! Jeannine Davison is a CEO with ample experience and ambition. I have no doubt that under her leadership Amai will achieve its growth goals.

Invested $2,000 this round

Highlights

1. U.S. single-use cup market is $4.2B. Amai's alternative is well-timed to compete in this space.
2. Theme park, travel, service partnerships in place to grow to est. $44.7M by 2027, 5 year CAGR 79.8%
3. Presence in 14 states servicing a variety of applications. 2022-2023 capacity already SOLD OUT!

79.8%

3. Presence in 14 states servicing a variety of applications. 2022-2023 capacity already SOLD OUT!

4. Early-to-market upcycled, made in the U.S. edible cup. Profitable by 2024 with $4.5M EBIT (est.).
5. Operational and executive experience across many disciplines at Panasonic, Nike, Fox, Activision.
6. Team has proven track record successfully scaling CPG from R&D phase to volume production.
7. Advisory board rounds out our team by bringing agricultural research and food production expertise
8. We aim to keep 285M single-use cups out of landfill and prevent >4,800 tons of food waste by 2027.

Our Team



Jeannine Davison Founder/CEO

Former GM & VP of Operations at Panasonic Hollywood Labs, Jeannine has over 30 years experience in product development through high-volume manufacturing.

Americans throw away 44 million single-use cups a day, and every year 108 billion pounds of food is wasted in the United States. My vision for Amai is to reduce some of this waste by developing a two-pronged approach to landfill avoidance: capture valuable food assets and repurpose them into a single-use alternative to paper and plastic cups.



Laura H Supply Chain & Distribution

Over 20 years leading global supply chains as VP for Activision's Guitar Hero, Nike, Meta's Oculus/Portal, and COO for Farmgirl Flowers, Laura is an expert in program management with ten-year focus on sustainability.



Joan Knowlan Midwest Liaison & Fundraising

Our first angel! Joan is a results-driven fundraiser for both non-profit and for-profit sectors. Former account manager at Sysco Foods and EcoLab. Experienced trade show and events project manager.



Sue Marshall Advisory Board

Founder & CEO, NETZRO. Sue is a pioneer in the Upcycled Food movement and co-founder of the Upcycled Food Association.



Deanna Smith Advisory Board

President & Founder of Gluten Not Included Inc. Deanna's Gluten-Free Bakery is one of the largest in the U.S. Her impressive list of wholesale accounts includes theme parks and major grocery store chains. Expert industrial-scale baking knowledge.



Sandra Cavender Brand Strategy & Design

Sandra is a seasoned advertising professional with experience developing impactful visual assets and packaging design for eco-lifestyle and nutrition-focused brands. She holds degrees in Marketing and Holistic Nutrition.



Sven Davison Co-Founder/COO

Sven has 25 years of operational and marketing experience. Former VP at Twentieth Century Fox and Sony, Sven brings over two decades of experience in new product development, applications engineering, and go-to market strategizing.



Peter Kordell Advisory Board

Peter Kordell founded the Coachella Valley Innovative Research Institute, a non-profit agricultural center focusing on the cultivation of the Kenaf fiber plant in Southern California. He is a 42-year veteran of the agricultural commodity industry.



Marcy Natkin Advisory Board

Disney Corporate Social Responsibility Programs Manager. Marcy leads Disney's initiative to promote healthy lifestyles to kids and families via inspiring content, experiences, products, and philanthropy.



Gary Gwizdala Advisory Board

CEO, Dimensional Services. Gary is a Senior Executive with 40 years experience in sales, marketing, and organizational development in companies ranging from start-ups to Fortune 500.

What we're all about . . .


MISSION & VISION
TODAY
Our MISSION is to accelerate the upcycled food and sustainable manufacturing movements by repurposing spent grains into a zero-waste, nutritious, single-use cup alternative.
TOMORROW
Our VISION is to revolutionalize the way people think about and utilize disposable containers.
Amai

THE PITCH

CHALLENGE


U.S. **Landfills** occupy an astounding 1.8 million acres.
Single-use culture and **throwaway** mentality are a way of life.
44m cups are thrown away each day in the U.S. / 16B per year
it takes 20 years for a paper cup to decompose
less than 1% are recyclable
Consumers understand the **urgent** need to reduce waste.
Many eco-friendly options are inconvenient, **limited**, or expensive.
Increasingly, people want to be empowered to **improve** the environment, eat healthier, and live a more sustainable lifestyle.
35% of food grown ends up in landfills.
Food waste releases harmful gases into the atmosphere (50% methanet & 50% carbon dioxide).
Both are significant contributors to **climate change**.

UNREALIZED POTENTIAL AND THE BIRTH OF AN IDEA

In early 2020, we discovered a delicious, vegan, edible cup from Europe and started importing it to the U.S. People were amazed by the concept of a cup you could eat, enjoy, and compost, and we gained popularity with caterers, cafes, and health food stores. However, the product stopped short of being truly eco-friendly— it used virgin grains as primary ingredients that required land, water, and energy resources. It also included non-recyclable and excess packaging, and required overseas transportation resulting in harmful carbon emissions.

This experience, coupled with our market insights, led to the development of our zero-waste cup, **Z Cup**, the first step in our bigger vision of creating containers made from recovered food sources. Capturing and repurposing highly nutritious spent grain from beer and oat milk production, we created a patent-pending, neutral-flavored, vegan container that can be used for coffee, tea, ice cream, soup, or anything else you can dream up! Shelf stable with exceptional thermal and moisture resistance, our product is **MADE IN AMERICA** by our female-owned company.

A Single-Use ALTERNATIVE

A 100% biodegradable cup that is also edible, quite delicious, and highly nutritious!

*Provisional: March 2022
Full Patent: Summer 2023

zero waste Z CUP


Thermal Resistant
will hold hot liquid up to 212°F without transferring heat to your hands
Moisture Resistant
will not leak for 24 hours, stays crispy for up to 30 minutes
Earth Friendly
vegan, fully compostable, sustainable manufacturing
Healthy
contains all natural ingredients
Upcycled Ingredients
25% of our recipe includes grains diverted from landfill
No Sugar Icing or Wax Coating
takes on the taste of its contents, ideal for sweet and savory applications
Design
simple, practical, and useful available in 4 oz & 8 oz
MADE IN USA
PATENT PENDING*

While we agree it's always best to opt for a reusable cup, sometimes it's not

While we agree it's always best to opt for a reusable cup, sometimes it's not always feasible or practical to tote your own, like on an airplane. Or sometimes we forget. Then we're left with no choice but to use whatever is offered and most often times it is paper or plastic.





4oz 8oz



EGG FREE   NUT FREE



SOY FREE   DAIRY FREE

NON GMO

VEGAN

UPCYCLED CERTIFIED

Fully compostable "better-for-the-environment" product
Don't care to eat it? Toss it into the compost bin and it will break down naturally in two weeks. A great alternative to other single-use products.

Edible
Crispy with a mild, nutty, flavor and just a hint of sweetness. Two convenient sizes.

A versatile container
Perfect for your morning coffee or favorite cold drink. Z Cup can be used for ice-cream, soup, or anything you can dream up!

A "good-for-you" product made from natural ingredients
An alternative to traditional sugary waffle cones that is nutrient-dense, grain-based, and packed with protein and fiber. Low in sugar, calories, sodium, and fat, our cups deliver all the good stuff guilt-free.

Upcycled ingredients give grains a second product life

Customizable sanitary sleeve
Prevents hands from touching the cup directly. Provides personalization and branding opportunties priced on par with printed paper cups.

Recyclable packaging with compostable components





MANUFACTURING

Unlike paper and plastic cup production, steam is the only bi-product from Amai's process. We even utilize the trimmings and imperfect cups for other products so no food is ever wasted. Our future factory will run off the grid by generating its own power from a solar farm. Machinery and vehicles will be powered using this renewable and sustainable energy source.

HOW WE MAKE OUR CUPS



Amai

BYPRODUCT: Steam

INPUT: Upcycled brewers spent grains*

Upcycled oat protein*

Other sustainable ingredients

Water

Edible cups

Snack chips

Baking crumbs

*Upcycled foods definition: "Upcycled foods use ingredients that otherwise would not have gone to human consumption, are procured and produced using verifiable supply chains, and have a positive impact on the environment." - upcycledfoods.org

Here is an example of how we procure brewers spent grains using the **NETZRO** platform.






  

1 Recover brewers spent grain (BSG) from local brewery

2 Remove moisture from BSG using Netzro infrared drying process

3 Mill the dried grains into flour

4 Create flour blends, giving the wheat a second-life when repurposed as a new food item

 

5 Produce an Upcycled Certified edible cup utilizing a minimum of 20% upcycled ingredients

We are on track to have Z Cup Upcycled Certified by Q4 2022.

TRACTION

We've invested $200k of our personal funds and with a little scrappy resourcefulness have generated some amazing traction. Major companies across different sectors are interested in our product, and we are uniquely positioned to be able to capture all of this momentum. Things we can disclose include:

- **Customers in 14 states** – Caterers, bars, grocery stores, corporate offices, bakeries, coffee and gelato shops

- **Minnesota State Fair** – Through our partnership with NETZRO, will showcase Z Cup at the Craft Brewers Guild/Horticulture Building. The fair draws 2M visitors over two weeks.

- **Major Healthcare Network** – Requested 10-12K units per month ongoing

- **Frost 321** – National caterer has included the Z Cup in their product offerings for fall. Estimating need for 8-10K units monthly.

- **National Meal Delivery Kit Company** – Interest to include Z Cup with upcycled food offerings

- **James Beard Recognized Pastry Chef** – Winner of *Cupcake Wars* and restaurant owner to feature Z Cup in retail locations and catering business

- **National Online Grocer** – Conversations to productize our imperfect cups as snack chips

- **.yawA** – Luxury short-term rentals that showcase sustainability and creative architectural design in their builds. Will feature Z Cup at properties and in digital magazine.

    

Carlsbad Lifestyle   **NewYork Times**   **SanDiego Magazine**   **Fox5 Local News**   **Carlsbad Biz**

Celebrate Earth Day with Carlsbad's Green Leaders   The Edible Cup listed as a top food trend for 2022   The little cup that could . . . change the world.   Yes you can eat this cup! See us on the local news.   The city's commitment to sustainability has attracted companies like Amni

MARKET POTENTIAL

The worldwide single-use cup market was $13.3B in 2021 with U.S. sales at $4.2B.

The Food Service sector accounts for over $2B of U.S. sales of disposable paper, plastic, and styrofoam cups and is the fastest growing segment: $3.54B by 2025 (up 54%).

- This market includes catering, restaurants, sports and arts venues, cruise ships and airlines.

- Minimal Market Capture = sizable revenue potential and runway for future growth

- Our goal is to achieve 1.25% market share by 2026, grossing $31M in revenue.



This still leaves untapped opportunities to explore other markets such Hospitals, Universities, National Parks, Theme Parks, Grocery, and Retail. Below we've outlined a five year road map on how we plan to stave off the competition and stay ahead of the curve. We understand the competitive landscape and that others will be ramping up in the next 2-3 years. Our strategy is to scale quickly and get a foothold on the U.S. market first before focusing on export operations. Depending on how the market and competition evolves, this may cause us to change the sequencing of products and/or accelerate expansion into global markets.

We're raising $750k to support these goals:

1. Establish a U.S. test production facility to produce 10,000 cups per month. Focus on optimizing the manufacturing workflow and establishing market price points.

2. Address current demand by fulfilling small-volume orders and seed the market with production samples to attract larger contracts for future orders.

3. Cover operating expenses while we embark on a $4.75M capital raise to fund the purchase of two high-volume production lines capable of producing more than 6,000 cups per hour. It is essential for us to scale quickly to meet forecasted demand.

4. $750K gives us a nine month runway. $1M will take us out twelve months.



.

Join us in taking a bite out of climate change!



THE TIME IS





NOW

Together we can ACT for the environment

Help us:

- Create an American-made, delicious, single-use cup that reduces waste
- Pioneer a new, sustainable food industry: UPCYCLING
- Innovate a variety of shelf-stable containers using food waste
- Accelerate our market traction and unleash exceptional sales growth

OUR TEAM











Jeannine Davison
CEO/Founder

Strategic Partnerships & Business Development

Former GM & VP of Operations at Panasonic Hollywood Labs with over 30 years experience in product development through high-volume manufacturing.

Sven Davison
CFO/Co-Founder

Operations

Former VP at 20th Century Fox and Sony with over 20 years experience in new product development and applications engineering.

Laura Hoegler

Supply Chain & Distribution

Over 20 years leading global supply chains for Guitar Hero, Nike, Oculus/Portal. COO Farmgirl Flowers. Expert in program management with 10-year focus on sustainability.

Joan Knowlan

Midwest Liaison

Experienced trade show and events project manager. Results-driven fundraiser in both non-profit and for-profit sectors, capitalizing on strong relationship building skills.

Sandra Cavender

Brand Strategy & Design

Advertising professional with experience developing impactful visual assets. Packaging design for eco-focussed brands. Marketing & Holistic Nutrition degrees.

ADVISORS



Sue Marshall
Founder & CEO, NETZRO
Powering the earth's food forward. Sue is a pioneer in the upcycled food industry and co-founder of the Upcycled Food Association.



Deanna Smith
President & Founder
Gluten Not Included, Inc.
Deanna's Gluten-Free Bakery is one of the largest in the country. Her impressive list of wholesale accounts includes theme parks and major grocery store chains.



Marcy Natkin
Programs Manager,
Disney Corporate Social Responsibility
Leading Disney's initiative to promote healthy lifestyles to kids and families via inspiring content, experiences, products, and philanthropy.



Peter Kordell
Founder of the Coachella Valley Innovative Research Institute, a non-profit agricultural technology center whose focus is to introduce and develop the cultivation of the Kenaf fiber plant in Southern California. He is a 42-year veteran of the agricultural commodity industry



Gary Gwizdala
CEO, Dimensional Services
Senior Executive with 40 years experience in sales, marketing, and organizational development in companies ranging from start ups to Fortune 500.

Thank you for your interest in the work we are doing! Please find links below to additional information.

What is a SAFE Investment?

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